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                      SECURITIES AND EXCHANGE COMMISSION
                            450 Fifth Street, N.W.
                            Washington, D.C. 20549

                                    FORM 15

         CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
      SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
          OF DUTY OF FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934.

                                                    Commission File No. 33-84262
                                                                       ---------

          MVE HOLDINGS, INC.                               MVE, INC.
    ----------------------------                  ----------------------------
    (Exact name of co-registrant                  (Exact name of co-registrant
    as specified in its charter)                  as specified in its charter)

                        Two Appletree Square, Suite 100
                            8011 34th Avenue South
                             Bloomington, MN 55425
                                (612) 853-9600
         ----------------------------------------------------------
  (Address and telephone number of registrants' principal executive offices)

              12 1/2% Senior Secured Notes due 2002 of MVE, Inc.
             Warrants to Purchase MVE Holdings, Inc. Common Stock
               MVE Holdings, Inc. Common Stock ($.01 par value)
         ----------------------------------------------------------
           (Title of each class of securities covered by this Form)

                                     None
         ----------------------------------------------------------
      (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [_]           Rule 12h-3(b)(1)(i)    [X]
     Rule 12g-4(a)(2)(ii)   [_]           Rule 12h-3(b)(1)(ii)   [_]
     Rule 12g-4(a)(2)(i)    [_]           Rule 12h-3(b)(2)(i)    [_]
     Rule 12g-4(a)(2)(ii)   [_]           Rule 12h-e(b)(2)(ii)   [_]
                                          Rule 15d-6             [_]

     Approximate number of holders of record as of the certificate or notice date:

     12 1/2% Senior Secured Notes:  45    Warrants:  24    Common Stock:  11

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of MVE Holdings, Inc. and MVE, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  April 15, 1997                  By:  /s/ Lewis Shender
                                          -------------------------------
                                          Lewis Shender
                                          General Counsel and Secretary